UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 26, 2021

CANCER GENETICS, INC.

(Exact Name of Company as Specified in its Charter)

Delaware	001-35817	04-3462475
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

201 Route 17 North 2nd Floor, Rutherford, New Jersey 07070

(Address of Principal Executive Offices) (Zip Code)

Company’s telephone number, including area code (201) 528-9200

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Company under any of the following provisions (see General Instruction A.2. below):

[X]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the Company is an emerging growth company as defined by Rule 405 of the Securities Act of 1933 (17 §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company [  ]

If an emerging growth company, indicate by check mark if the Company has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	CGIX	The Nasdaq Capital Market

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement Amendment

On February 26, 2021, Cancer Genetics, Inc. (the “Company” or “CGI”) entered into Amendment No. 2 to Agreement and Plan of Merger and Reorganization (the “Amendment”) with StemoniX, Inc. (“StemoniX”) and CGI Acquisition, Inc., a wholly owned subsidiary of CGI (“Merger Sub”), which amends the Agreement and Plan of Merger and Reorganization dated August 21, 2020, as previously amended on February 8, 2021 (the “Original Merger Agreement” and, as amended by the Amendment, the “Merger Agreement”) whereby Merger Sub will be merged with and into StemoniX, with StemoniX surviving the merger as a wholly-owned subsidiary of CGI (the “Merger”). The Original Merger Agreement, prior to its amendment on February 8, 2021, had conditions that included (A) that the Company shall have consummated a financing transaction (the “Private Placement”) no later than the closing of the Merger resulting in aggregate gross proceeds of $10 million (or such other amount as the Company and StemoniX agree), which condition (the “Financing Condition”) was amended on February 8, 2021 to only require that StemoniX have sold an aggregate of $5 million of its Series C Preferred Stock (as defined below) prior to the closing of the Merger, and (B) that the shares of common stock of CGI (the “Common Stock”) (or Common Stock underlying other securities of CGI) being issued in the Merger shall have been approved for listing on the Nasdaq Stock Market (“Nasdaq”).

As previously reported, on February 16, 2021, CGI consummated a registered direct offering of its common stock with certain institutional investors pursuant to which the Company issued to the investors an aggregate of 2,777,778 shares of the Company’s common stock at an offering price of $6.30 per share for gross proceeds of approximately $17.5 million (the “CGI RD Financing”). The net proceeds to the Company from the CGI RD Financing were approximately $15.8 million, after deducting placement agent fees and expenses and estimated offering expenses payable by the Company.

CGI and StemoniX have confirmed in the Amendment that the CGI RD Financing is to be treated as part of the “Private Placement” under the Merger Agreement, such that any securities to be issued therein will be deemed to be outside of, and not considered in computing the number of securities of CGI to be issued with respect, to the existing 78/22% ratio, and so will dilute the historic holders of CGI and StemoniX securities ratably. In addition, the cash raised in the CGI RD Financing will not be included in either company’s Net Cash (as defined in the Merger Agreement) in determining any adjustments required to such ratio. The parties also agreed that any condition of the Merger Agreement requiring either party to raise additional cash prior to closing shall be deemed satisfied other than if required to satisfy Nasdaq initial listing requirements of the post-merger company, and that StemoniX will not issue nor commit to issue any further securities without the consent of CGI (other than under its option plan, upon conversion of already outstanding convertible securities, or as otherwise permitted under the Merger Agreement, including additional Convertible Notes (as defined below) provided for in the Merger Agreement and the up to $2 million of Series C Preferred Stock that is the subject of a binding purchase agreement as of the date hereof).

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by the full text of the Amendment, a copy of which is filed as Exhibit 2.1 hereto and is incorporated by reference herein.

Item 8.01 Other Events.

StemoniX Series C Preferred Stock and Convertible Notes

As previously reported, on January 28, 2021, StemoniX entered into a stock purchase agreement (the “Series C Preferred Stock Purchase Agreement”) with two institutional accredited investors pursuant to which StemoniX agreed to issue shares of its Series C Convertible Preferred Stock (the “Series C Preferred Stock”) for an aggregate purchase price of $5 million. Also as previously reported, one of those investors determined thereafter to acquire $3 million of StemoniX Convertible Notes (“Convertible Notes”) in lieu of acquiring the same amount of Series C Preferred Stock.

The offering by StemoniX of its Series C Preferred Stock was originally intended to partially satisfy the Financing Condition and be part of the Private Placement. On February 18, 2021, StemoniX and the remaining investor committed to issuing and purchasing, respectively, $2 million of Series C Preferred Stock and, in light of the consummation of the CGI RD Financing, amended and restated the Series C Preferred Stock Purchase Agreement to provide that only $2 million of Series C Preferred Stock would be issued in the aggregate. Accordingly, the Amendment provides that the investor will not have the right to appoint a board observer on the board of the post-merger company, as had been contemplated in the Merger Agreement if $5 million of Series C Preferred Stock had been sold.

As described above and reported in the Company’s Registration Statement on Form S-4, as amended on February 8, 2021, and declared effective by the SEC on February 12, 2021 (Registration No. 333-249513), an institutional investor agreed to purchase an aggregate of approximately $3 million of Convertible Notes and related warrants to purchase StemoniX common stock from StemoniX, which purchase was consummated on February 23, 2021.

Extension Granted by Nasdaq

On February 18, 2021, the Listing Qualifications Staff at the Nasdaq Stock Market (“Nasdaq”) granted CGI an extension to regain compliance from its previously reported deficiency of not having held an annual stockholder meeting in 2020, under Nasdaq Rule 5810(c)(2)(G). The extension provides that CGI has until June 29, 2021 to either (i) complete the Merger and receive approval for trading of the post-merger company’s securities on Nasdaq or (ii) hold an annual meeting of CGI’s stockholders.

Additional Information about the Proposed Merger and Where to Find It

In connection with the proposed merger between CGI and StemoniX, CGI has filed relevant materials with the SEC, including a registration statement on Form S-4, as amended, that contains a proxy statement/prospectus/information statement. INVESTORS AND SECURITY HOLDERS OF CGI AND STEMONIX ARE URGED TO READ THESE MATERIALS (AS WELL AS AMENDMENTS AND SUPPLEMENTS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CGI, STEMONIX AND THE PROPOSED MERGER. The proxy statement/prospectus/information statement and other relevant materials (when they become available), and any other documents filed by CGI with the SEC, may be obtained free of charge at the SEC website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by CGI by directing a written request to: Cancer Genetics, Inc., c/o John A. Roberts, Chief Executive Officer, 201 Route 17 North 2nd Floor, Rutherford, NJ 07070. Investors and security holders are urged to read the Registration Statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

This report shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

CGI and its directors and executive officers and StemoniX and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of CGI in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of CGI and their ownership of shares of CGI’s common stock is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on May 29, 2020, and in subsequent documents filed and to be filed with the SEC, including the Registration Statement referred to above. Additional information regarding the persons who may be deemed participants in the proxy solicitations and a description of their direct and indirect interests in the proposed merger, by security holdings or otherwise, are included in the Registration Statement and other relevant materials to be filed with the SEC when they become available. These documents are available free of charge at the SEC web site (www.sec.gov) and from the Chief Executive Officer at CGI at the address described above.

Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. CGI and StemoniX generally identify forward-looking statements by terminology such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. These statements are only predictions. CGI and StemoniX have based these forward-looking statements largely on their then-current expectations and projections about future events and financial trends as well as the beliefs and assumptions of management. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond each of CGI’s and StemoniX’s control. CGI’s and StemoniX’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: (i) risks associated with CGI’s and StemoniX’s ability to obtain the approval of Nasdaq for continued listing and listing after the merger, and the shareholder approvals required to consummate the proposed merger transaction and the timing of the closing of the proposed merger transaction, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the proposed merger transaction will not occur; (ii) the outcome of any legal proceedings that may be instituted against the parties and others related to the Merger Agreement relating to the merger; (iii) the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement, (iv) unanticipated difficulties or expenditures relating to the proposed merger transaction, the response of business partners and competitors to the announcement of the proposed merger transaction, and/or potential difficulties in employee retention as a result of the announcement and pendency of the proposed merger transaction; (v) volatility and uncertainty in the financial markets and general economic conditions, which could have an adverse impact on CGI and/or StemoniX, and (vi) those risks detailed in CGI’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, and its registration statement on Form S-4, as amended, and subsequent reports filed with the SEC, as well as other documents that may be filed by CGI from time to time with the SEC. Accordingly, you should not rely upon forward-looking statements as predictions of future events. Neither CGI nor StemoniX can assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. The forward-looking statements made in this communication relate only to events as of the date on which the statements are made. Except as required by applicable law or regulation, CGI and StemoniX undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

Item 9.01 Financial Statements and Exhibits.

Exhibit No.	Description
2.1#	Amendment No. 2 to Agreement and Plan of Merger and Reorganization, by and among Cancer Genetics, Inc., StemoniX, Inc., and CGI Acquisition, Inc., dated February 26, 2021.

# Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. CGI hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cancer Genetics, Inc.
February 26, 2021
	By:	/s/ John A. Roberts
	Name:	John A. Roberts
	Title:	President and Chief Executive Officer

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